1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 29, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement

Profit Estimate

and

Resolutions passed at the 17th meeting of the second session of the board of directors

Profit Estimate

In the first three quarters of 2004, the Company’s realised net profit increased by 122.9% as compared with the same period in 2003. Based on the growth of the Company’s results in the first three quarters of 2004 and the Company’s anticipation of the domestic and overseas coal markets in the fourth quarter of 2004, the Company estimates that the accumulated net profit for the year 2004 will increase by more than 50% as compared with the year 2003.

In accordance with the requirements of the CSRC regulations, if a listed company estimates that the accumulated net profit from the beginning of the year to the end of the next reporting period increases by more than 50% as compared with the same period last year, the listed company is required to make an announcement to the public. Solely for the purpose of complying with such regulations, the Company announces that it estimates that the accumulated net profit for the year 2004 will increase by more than 50% over the year of 2003. However, the Company cannot provide any assurance that these results will be achieved. Actual results may vary materially from the projections made. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

Resolutions Passed at the 17th Meeting of the Second Session of the Board of Directors

The 17th meeting of the second session of the board of directors of the Company was held on 27th October 2004 in the company’s headquarters. Several resolutions were passed by the board of directors of the Company, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

Profit Estimate

In the first three quarters of 2004, the realised net profit of Yanzhou Coal Mining Company Limited (the “Company”) increased by 122.9% as compared with the same period in 2003.

The Company anticipates that, in the fourth quarter of 2004, the demand in both domestic and overseas coal markets are expected to remain strong and the price of coal is expected to remain at a high level which are favourable to the Company in achieving a significant growth in its results. In the fourth quarter of 2004, the Company will enhance the implementation of its “Four Optimizations” strategies in relation to coal sales, aiming to raise the quality of its products and its coal sales price.

Based on the growth of the Company’s results in the first three quarters of 2004 and the Company’s anticipation of the domestic and overseas coal markets in the fourth quarter of 2004, the Company estimates that the accumulated net profit for the year 2004 will increase by more than 50% as compared with the year 2003.

The above estimation was given to comply with the requirements of the China Securities Regulatory Commission (the “CSRC”).

The Company did not prepare the above projections with a view towards compliance with the published guidelines of the American Institute of Certified Public Accountants regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with the CSRC regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

Resolutions Passed at the 17th Meeting of the Second Session of the Board of Directors

The 17th meeting of the second session of the board of directors of the Company was held on 27th October 2004 in the company’s headquarters at 40 Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China. Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements stated in the PRC Company Law and the Company’s Articles of Association. Both the calling of this meeting and its subsequent resolutions passed are lawful and valid. After discussions and considerations, the board of directors of the Company has passed the resolutions set out below:

1. To approve “The 2004 Third Quarterly Report of Yanzhou Coal Mining Company Limited”

Approved the announcement of the 2004 third-quarter operating results both in China and overseas on 28th October 2004.

2. To approve “Proposal regarding the Approval of the Establishment of YanCoal Australia Pty Ltd.

Approved the establishment of the wholly-owned YanCoal Australia Pty Ltd. in Australia by the Company with its own capital. YanCoal Australia Pty Ltd. will develop the Southland coal mine project in Australia and the Company’s relating businesses in Australia.

(Please refer to the announcement of the Company published on 11th October 2004 in the domestic China Securities Journal and Shanghai Securities News as well as Wen Wei Po and South China Morning Post in Hong Kong, for information regarding the Southland coal mine project in Australia)

3. To approve “Proposal regarding the Approval of the Establishment of Yanzhou Coal Yulin Power Chemical Co. Ltd.

Approved the establishment of Yanzhou Coal Yulin Power Chemical Co. Ltd. with the Company as the controlling shareholder, and the Company’s investment to be financed by the proceeds from the placing of additional H shares in July 2004. The registered capital of Yanzhou Coal Yulin Power Chemical Co. Ltd. will be RMB800 million, in which RMB776 million will be contributed by the Company.

Approved the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Yulin Power Chemical Co. Ltd. and the handling of registration procedures after completion of the business negotiations.

After the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Yulin Power Chemical Co. Ltd., an announcement will be made pursuant to the Rules Governing the Listing of Securities in The Hong Kong Stock Exchange Limited (the “Listing Rules”) and the listing rules of the Shanghai Stock Exchange.

Approved Yanzhou Coal Yulin Power Chemical Co. Ltd. to construct and operate the methanol project in Yulin City of Shaanxi Province. The Company will, in accordance with both the domestic and overseas regulatory requirements on listed companies, comply with the legally-prescribed approval procedures and disclose the matters relevant to the investment of Yanzhou Coal Yulin Power Chemical Co. Ltd. in the methanol project on a timely basis.

(Please refer to the announcements of the Company published on 8th July 2004 and 9th July 2004 in the domestic China Securities Journal and Shanghai Securities News as well as Wen Wei Po and South China Morning Post in Hong Kong, for information regarding the placing of additional H shares and the use of proceeds from the placing)

4. To approve “Proposal regarding the Approval of the Establishment of Yanzhou Coal Heze Power Chemical Co. Ltd.

Approved the establishment of Yanzhou Coal Heze Power Chemical Co. Ltd. with the Company as the controlling shareholder, and the Company’s investment to be financed by the Company’s capital and bank loan. The registered capital of Yanzhou Coal Heze Power Chemical Co. Ltd. will be RMB600 million, in which RMB574 million will be financed by the Company.

To approve Yanzhou Coal Heze Power Chemical Co. Ltd. to develop the ancillary projects of Zhaolou coal mine in Yuncheng County of Shandong Province and Wangfu coal mine in Juye County of Shandong Province.

5. To approve “Proposal regarding the Approval of the Establishment of Yanzhou Coal Yuncheng Power Chemical Co. Ltd.

Approved the establishment of Yanzhou Coal Yuncheng Power Chemical Co. Ltd. with the Company as the controlling shareholder, and the Company’s investment to be financed by the proceeds from the placing of additional H shares in July 2004. The registered capital of Yanzhou Coal Yuncheng Power Chemical Co. Ltd. will be RMB1.2 billion.

Approved the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Yuncheng Power Chemical Co. Ltd. and the handling of registration procedures after completion of the business negotiations.

After the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Yuncheng Power Chemical Co. Ltd., an announcement will be made pursuant to the Listing Rules and the listing rules of the Shanghai Stock Exchange.

Approved Yanzhou Coal Yuncheng Power Chemical Co. Ltd. to construct and operate the Zhaolou coal mine in Yuncheng County of Shandong Province. The Company will, in accordance with both the domestic and overseas regulatory requirements on listed companies, comply with the legally-prescribed approval procedures and disclose the matters relevant to the investment of Yanzhou Coal Yuncheng Power Chemical Co. Ltd. in Zhaolou coal mine on a timely basis.

(Please refer to the announcements of the Company published on 8th July 2004 and 9th July 2004 in the domestic China Securities Journal and Shanghai Securities News as well as Wen Wei Po and South China Morning Post in Hong Kong, for information regarding the placing of additional H shares and the use of proceeds from the placing)

6. To approve “Proposal regarding the Approval of the Establishment of Yanzhou Coal Juye Power Chemical Co. Ltd.

Approved the establishment of Yanzhou Coal Juye Power Chemical Co. Ltd. with the Company as the controlling shareholder, and the Company’s investment to be financed by the Company’s own capital and bank loan. The registered capital of Yanzhou Coal Juye Power Chemical Co. Ltd. will be RMB900 million.

Approved the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Juye Power Chemical Co. Ltd. and the handling of registration procedures after completion of the business negotiations.

After the signing of capital contribution agreement between the Company and other investor(s) for the establishment of Yanzhou Coal Juye Power Chemical Co. Ltd., an announcement will be made pursuant to the Listing Rules and the listing rules of the Shanghai Stock Exchange.

Approved Yanzhou Coal Juye Power Chemical Co. Ltd. to construct and operate the Wangfu coal mine in Juye County of Shandong Province. The Company will, in accordance with both the domestic and overseas regulatory requirements on listed companies, comply with the legally-prescribed approval procedures and disclose the matters relevant to the investment of Yanzhou Coal Juye Power Chemical Co. Ltd. in Wangfu coal mine on a timely basis.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board of Directors

Shandong Province, PRC, 27th October, 2004

Note:    As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.